SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Holly Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

435763 10 7

(CUSIP Number)

Denise C. McWatters

Senior Vice President, General Counsel and Secretary

HollyFrontier Corporation

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

Tel: (214) 871-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Corporation 75-1056913
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,006 Common Units
	8	SHARED VOTING POWER 22,375,024 Common Units
	9	SOLE DISPOSITIVE POWER 5,006 Common Units
	10	SHARED DISPOSITIVE POWER 22,375,024 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,380,030 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% of Common Units
14	TYPE OF REPORTING PERSON CO - corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Certain direct and indirect wholly owned subsidiaries of HollyFrontier Corporation, including HollyFrontier Holdings LLC, Navajo Pipeline Co., L.P., HollyFrontier Navajo Refining LLC, HollyFrontier Woods Cross Refining LLC and Holly Logistics Limited LLC, are the record owners of 22,235,024 of these Common Units. 140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS HollyFrontier Holdings LLC 90-0868306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,800 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,800 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 184,800 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of Common Units
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Holdings, Inc. 85-0284908
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Mexico, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,010,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of Common Units
14	TYPE OF REPORTING PERSON CO - corporation

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline GP, L.L.C. 52-2364943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,010,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of Common Units
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of 21,870,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline LP, L.L.C. 85-0484420
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 22,010,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of Common Units
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Navajo Pipeline Co., L.P. and Holly Logistics Limited LLC are the record owners of 21,870,110 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Navajo Pipeline Co., L.P. 75-1611333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 22,010,110 Common Units (3)
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 22,010,110 Common Units (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)(3) 22,010,110 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of Common Units
14	TYPE OF REPORTING PERSON PN - partnership

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC is the record owner of 21,615,230 of these Common Units.
(3)	140,000 of the Common Units held of record by HollyFrontier Corporation are held by HollyFrontier Corporation as nominee for Navajo Pipeline Co., L.P.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistic Services, L.L.C. 05-0593172
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2) 21,615,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% of Common Units
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Holly Logistics Limited LLC is the record owner of these Common Units.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Holly Logistics Limited LLC 27-4289116
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 21,615,230 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 21,615,230 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 21,615,230 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% of Common Units
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HollyFrontier Navajo Refining LLC 85-0301920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 119,688 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 119,688 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 119,688 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of Common Units
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named Navajo Refining Company, L.L.C.

Common Unit CUSIP No. 435763 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) HollyFrontier Woods Cross Refining LLC 61-1443519
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 60,426 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 60,426 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,426 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of Common Units
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Formerly named Holly Refining & Marketing Company – Woods Cross L.L.C.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of Holly Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2009, as amended by the Amendment No. 1 thereto filed on January 14, 2011, by HollyFrontier Corporation (formerly named Holly Corporation) (“HollyFrontier”), Navajo Holdings, Inc. (“Navajo Holdings”), Navajo Pipeline GP, L.L.C. (“Navajo Pipeline GP”), Navajo Pipeline LP, L.L.C. (“Navajo Pipeline LP”), Navajo Pipeline Co., L.P. (“Navajo”), Holly Logistic Services, L.L.C. (“HLS”), Holly Logistics Limited LLC (“HLL”) and HEP Logistics Holdings, L.P. (collectively, the “Initial Filing Persons”), as further amended by the Amendment No. 2 thereto filed on February 25, 2011, by the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), as further amended by the Amendment No. 3 thereto filed on December 21, 2011, by the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), as further amended by the Amendment No. 4 thereto filed on August 6, 2012, by the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), HollyFrontier Holdings LLC (“Holdings”), HollyFrontier Navajo Refining LLC (formerly named Navajo Refining Company, L.L.C.) (“NRC”) and HollyFrontier Woods Cross Refining LLC (formerly named Holly Refining & Marketing Company – Woods Cross LLC) (“HRMC” and, together with Holdings, NRC and the Initial Filing Persons (other than HEP Logistics Holdings, L.P.), the “Reporting Persons”), and as further amended by Amendment No. 5 thereto filed on March 22, 2013, by the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Securities and Issuer

The portion of Item 1 of the Schedule 13D naming the address of the principal executive offices of the Issuer is hereby amended to read “2828 N. Harwood, Suite 1300, Dallas, TX 75201.”

Item 2. Identity and Background

The portion of Sub-Item (c) of Item 2 of the Schedule 13D with respect to the Listed Persons is hereby amended and restated in its entirety as follows:

Pursuant to Instruction C to Schedule 13D of the Act, information regarding the directors and executive officers of HollyFrontier, Navajo Holdings and HLS (the “Listed Persons”) are as follows:

HollyFrontier Corporation:

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)		Percent of Common Units Beneficially Owned

Michael C. Jennings	Executive Chairman	Executive Officer of HollyFrontier and certain of its affiliates	29,948		*

George J. Damiris	Chief Executive Officer and President and Director	Executive Officer of HollyFrontier and certain of its affiliates	0		—

Douglas S. Aron	Executive Vice President and Chief Financial Officer	Executive Officer of HollyFrontier and certain of its affiliates	7,340	(2)	*

Thomas G. Creery	Senior Vice President, Commercial	Executive Officer of HollyFrontier and certain of its affiliates	0		—

James M. Stump	Senior Vice President, Refining	Executive Officer of HollyFrontier and certain of its affiliates	0		—

Denise C. McWatters	Senior Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and certain of its affiliates	4,881		*

Douglas Y. Bech	Director	Chairman and Chief Executive Officer of Raintree Resorts International	0		—

Leldon E. Echols	Director	Investor	0		—

R. Kevin Hardage	Director	Chief Executive Officer of Turtle Creek Trust Company, Co-founder, President and Portfolio Manager of Turtle Creek Management, LLC and a non-controlling manager and member of TCTC Holdings, LLC	0		—

Robert J. Kostelnik	Director	Principal at Glenrock Recovery Partners, LLC	0		—

James H. Lee	Director	Managing General Partner and Principal Owner of Lee, Hite & Wisda Ltd.	2,266	(3)	*

Franklin Myers	Director	Investor	0		—

Michael E. Rose	Director	Investor	0		—

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)	Percent of Common Units Beneficially Owned

Tommy A. Valenta	Director	Retired	1,000	*

*	Less than 0.1%

Navajo Holdings, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)		Percent of Common Units Beneficially Owned

George J. Damiris	Chief Executive Officer and President and Director	Executive Officer of HollyFrontier and certain of its affiliates	0		—

Douglas S. Aron	Executive Vice President, Chief Financial Officer and Director	Executive Officer of HollyFrontier and certain of its affiliates	7,340	(2)	*

Thomas G. Creery	Senior Vice President, Commercial	Executive Officer of HollyFrontier and certain of its affiliates	0		—

James M. Stump	Senior Vice President, Refining	Executive Officer of HollyFrontier and certain of its affiliates	0		—

Denise C. McWatters	Senior Vice President, General Counsel, Secretary and Director	Executive Officer of HollyFrontier and certain of its affiliates	4,881		*

*	Less than 0.1%

Holly Logistic Services, L.L.C.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)		Percent of Common Units Beneficially Owned

Michael C. Jennings	Chief Executive Officer, Director	Executive Officer of HollyFrontier and certain of its affiliates	29,948		*

Mark A. Plake	President	Executive Officer of HLS and certain of its affiliates	14,939	(4)	*

Richard L. Voliva III	Senior Vice President and Chief Financial Officer	Executive Officer of HLS and certain of its affiliates	6,575	(4)	*

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned (1)		Percent of Common Units Beneficially Owned

Douglas S. Aron	Executive Vice President	Executive Officer of HollyFrontier and certain of its affiliates	7,340	(2)	*

Mark T. Cunningham	Senior Vice President, Engineering & Technical Services	Executive Officer of HLS and certain of its affiliates	39,395	(4)	*

Denise C. McWatters	Senior Vice President, General Counsel and Secretary	Executive Officer of HollyFrontier and certain of its affiliates	4,881		*

Matthew P. Clifton	Director	Chairman of the Board of HLS	301,079	(5)	0.5%

Larry R. Baldwin	Director	Retired.	1,506	(5)	*

George J. Damiris	Director	Executive Officer of HollyFrontier and certain of its affiliates	0		*

Charles M. Darling, IV	Director	President of DQ Holdings, L.L.C.	46,401	(5)(6)	*

William J. Gray	Director	Private Consultant	25,899	(5)	*

Jerry W. Pinkerton	Director	Retired	29,101	(5)	*

P. Dean Ridenour	Director	Retired	68,473	(5)	0.1%

William P. Stengel	Director	Retired	15,677	(5)	*

James G. Townsend	Director	Member of the New Mexico House of Representatives	23,085	(5)	*

*	Less than 0.1%
(1)	All unit amounts have been adjusted to reflect a two-for-one unit split that occurred on January 16, 2013.
(2)	Mr. Aron acts as UTMA custodian over 420 Common Units for his son and 420 Common Units for his daughter. Mr. Aron disclaims beneficial ownership of Common Units held by his son and daughter except to the extent of his pecuniary interest therein.
(3)	The number reported includes 266 Common Units owned by Mr. Lee’s wife. Mr. Lee’s wife has the right to receive distributions from, and the proceeds from the sale of, these Common Units. Mr. Lee disclaims beneficial ownership of the Common Units held by his wife except to the extent of his pecuniary interest therein.
(4)	The number reported included restricted units for which the executive has sole voting power but no dispositive power, as follows: Mr. Plake (10,725 units), Mr. Voliva (4,354 units), and Mr. Cunningham (11,484 units). The number does not include performance units held by the executives.

(5)	Except for Mr. Baldwin, the number reported includes 2,353 restricted units for which the non-management director has sole voting power but no dispositive power. For Mr. Baldwin, the number reported represents restricted units for which he has sole voting power but no dispositive power.
(6)	Mr. Darling is an owner and general manager of DQ Holdings, L.L.C. The number reported includes 22,400 Common Units owned by DQ Holdings, L.L.C. for which Mr. Darling has shared voting and dispositive power. Mr. Darling disclaims beneficial ownership as to the Common Units held by DQ Holdings, L.L.C. except to the extent of his pecuniary interest therein.

The principal business address and principal office address of the executive officers and directors listed above is 2828 N. Harwood, Suite 1300, Dallas, TX 75201. Each of the executive officers and directors listed above is a United States citizen.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

On September 16, 2016, the Issuer announced a private placement of 3,420,000 Common Units (the “Private Placement”) in reliance upon an exemption from registration provided under Section 4(a)(2) of the Securities Act of 1933, as amended. On October 3, 2016, the Issuer issued the 3,420,000 Common Units contemplated by the Private Placement, resulting in a decrease in the percentage ownership of the Common Units beneficially owned by the Reporting Persons of greater than 1%.

Item 5. Interest in Securities of the Issuer

Sub-Items (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)	HLL is the record and beneficial owner of an aggregate of 21,615,230 Common Units, representing 34.4% of the Common Units. Navajo is the record owner of 254,880 Common Units and the beneficial owner of an aggregate of 394,880 Common Units, representing 0.6% of the Common Units. HollyFrontier is the record owner of 145,006 Common Units (140,000 of which HollyFrontier holds of record as nominee for Navajo) and beneficial owner of 5,006 Common Units, representing less than one percent of the Common Units. Holdings is the record and beneficial owner of 184,800 Common Units, representing 0.3% of the Common Units. NRC is the record and beneficial owner of 119,688 Common Units, representing 0.2% of the Common Units. HRMC is the record and beneficial owner of 60,426 Common Units, representing 0.1% of the Common Units. No other Reporting Person directly owns any Common Units.

(2)

In its capacity as the owner of 100% of the membership interests in HLL, HLS may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 21,615,230 Common Units, representing 34.4% of the Common Units. In its capacity as the owner of

100% of the membership interests in HLS, Navajo may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 22,010,110 Common Units, representing 35.1% of the Common Units. In their capacity as the direct or indirect owners of 100% of the general and limited partner interests in Navajo, Navajo Holdings, Navajo Pipeline GP and Navajo Pipeline LP may each, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 22,010,110 Common Units, representing 35.1% of the Common Units. In its capacity as the owner of 100% of the common stock of Navajo Holdings, Holdings, NRC and HRMC, HollyFrontier may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 22,380,030 Common Units, representing 35.6% of the Common Units.

(3)	The information set forth in Item 2 with respect to the Listed Persons is incorporated into this Item 5(a) by reference.

(4)	The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person or Listed Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person or Listed Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person or Listed Person.

(5)	Except as set forth herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Listed Persons own beneficially, or have any right to acquire, directly or indirectly, any Common Units.

(6)	The Reporting Persons’ and Listed Persons’ ownership has been adjusted to reflect the two-for-one unit split of the Common Units, which occurred on January 16, 2013.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto and the information regarding the Listed Persons in Item 2 are incorporated herein by reference. The executive officers and members of the board of directors of (i) HollyFrontier who are identified in Item 2 hereof (and certain of whom are also members of the boards of managers of Navajo Pipeline GP, Navajo Pipeline LP, HLL, Holdings, NRC and HRMC), share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 22,380,030 Common Units owned by HollyFrontier, Navajo, HLL, Holdings, NRC and HRMC, subject to certain exceptions, (ii) Navajo Holdings who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 22,010,110 Common Units owned by Navajo and HLL, subject to certain exceptions, and (iii) HLS who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, 21,615,230 Common Units owned by HLL, subject to certain exceptions.

(c)	None of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons has effected transactions in the Common Units in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following disclosure:

On January 16, 2013, HEP Logistics Holdings, L.P., a Delaware limited partnership, the general partner of the Issuer (the “General Partner”) amended the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”) by executing Amendment No. 4 thereto to modify certain definitions related to target distribution amounts and minimum distribution amounts in connection with the Issuer’s two-for-one unit split.

On June 13, 2016, the General Partner amended the Issuer Partnership Agreement by executing Amendment No. 5 thereto to establish a special partnership interest to be issued to the General Partner (the “Special General Partner Interest”). Except in certain limited circumstances referred to in Amendment No. 5, the Special General Partner Interest will not have any distribution or voting rights.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 4.5	Limited Partial Waiver of Incentive Distribution Rights under the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., dated July 12, 2012 (incorporated by reference to Exhibit 3.1 of Issuer’s Form 8-K Current Report dated July 12, 2012, File No. 001-32225).

Exhibit 4.6	Amendment No. 4 to the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., dated January 16, 2013 (incorporated by reference to Exhibit 3.1 of Issuer’s Form 8-K Current Report dated January 16, 2013, File No. 001-32225).

Exhibit 4.7	Amendment No. 5 to the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P., dated June 13, 2016 (incorporated by reference to Exhibit 3.1 of Issuer’s Form 8-K Current Report dated June 15, 2016, File No. 001-32225).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	HOLLYFRONTIER CORPORATION

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	HOLLYFRONTIER HOLDINGS LLC

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	NAVAJO HOLDINGS, INC.

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	NAVAJO PIPELINE GP, L.L.C.

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	NAVAJO PIPELINE LP, L.L.C.

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	NAVAJO PIPELINE CO., L.P.

	By:	Navajo Pipeline GP, L.L.C., Its general partner

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	HOLLY LOGISTIC SERVICES, L.L.C.

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Senior Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	HOLLY LOGISTICS LIMITED LLC

	By:	Holly Logistic Services, L.L.C., Its sole member

	By:	/s/ Richard L. Voliva III
	Name:	Richard L. Voliva III
	Title:	Senior Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	HOLLYFRONTIER NAVAJO REFINING LLC

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016	HOLLYFRONTIER WOODS CROSS REFINING LLC

	By:	/s/ Douglas S. Aron
	Name:	Douglas S. Aron
	Title:	Executive Vice President and Chief Financial Officer